Invest in CoPeace

Community Finance Social Impact PBC and B Corps Impact Investing

Grow your money for good – holdings solving global problems

COPEACE.COM DENVER COLORADO



Invest in people,
the planet, and profit.
CoPeace



CoPeace is short for "Companies of Peace." The name shows our deep desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth.

Craig Jonas Chief Executive Officer @ CoPeace

Why you may want to invest in us...

1. ⚡ Grow your money and support businesses achieving positive impact on society and the planet
2. ▯ CoPeace is a Public Benefit Corporation and Certified B Corporation
3. ⚖ Democratized investing allows anyone the chance to participate in private businesses doing good
4. ▯ Join an investor community with real company shares, voting rights, and engaging content
5. ▯ A portfolio of holdings in climate solutions, cleantech, economic equality, and social justice
6. ⚙ Led by a team with decades of experience in entrepreneurship, business, and community work

Why investors ❤ us

WE'VE RAISED $1,826,015 SINCE OUR FOUNDING



Excited to join this impact investing community! Happy to be able to invest in companies that align with my values!

Kevin Pires

Senior Business Intelligence Analyst in Boston. I'm also pursuing a MS in Applied Business Analytics at BU. Exciting to get investing!



Because I believe in the strategic approach of CoPeace and its ability to seek out truly impactful companies.

Grant Trahant

Founder of @causeartist Partner @charitycharge Passionate about social entrepreneurship and social impact.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Craig Jonas

Chief Executive Officer

Craig is a lifelong entrepreneur with success across business, academic, and athletic industries. He has over 30 years of experience in management with a passion for team-building and drawing individuals with big ideas together.



Edward Tepper

Chief Operating Officer

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. He has over 30 years of leadership experience developing, motivating, and leading top performing teams.



Meg Masten

Chief Relationship Officer

Meg brings a diverse background to the CoPeace leadership team, centered around serving people, solving problems, and achieving goals. She is a lifelong advocate for public education and community growth.



Hanan Levin

Chief Financial Officer

Hanan is an experienced finance professional, equipped with in-depth knowledge of global capital markets. He prides himself on being proactive, innovative and competitive, consistently initiating new ideas, improvements, and original thought.



Jim Crawford

Director of Communications

Jim brings a digital media background with over a decade of experience in graphic design, photo and video, and public relations. Jim closely follows digital media and generational trends, and he's passionate about technology's impact on the world.



Jacob Miller

Financial Analyst

Jacob offers an eclectic skillset and a diverse array of leadership, research, and service experience to CoPeace with interests in economics, public health, and data science.



Aarti Karnik
Director of Web Development
Always interested in exploring new technologies, Aarti's background is in content driven programming and database design. She has over five years of IT experience in software design, development and implementation.



Julian Gill
Business Development Advisor
Julian brings a diverse skill set and range of experiences in business development and marketing to CoPeace. He is passionate about bringing his experience of media and tech ecosystems to CoPeace, and finding new areas for impact investing.



Jed Emerson
Senior Strategic Advisor
Originator of the concepts of Blended Value and Total Portfolio Management, Jed has extensive experience leading, staffing and advising funds, firms, social ventures and foundations pursuing financial performance with social and environmental impact.



Leigh Klein
Director of Sport Strategy
Leigh is the executive producer and host of That Bracket Show through SBNation. He offers consulting work for leaders in sports tech and sports marketing. Leigh is also an adjunct professor of financial and economic analysis of sport.



Sarah K England
Board Member
Sarah is the Professor of Medicine, Obstetrics and Gynecology at Washington University. She serves on committees with the NIH, March of Dimes, American Heart Association, and the Howard Hughes Medical Institute.



Jeff Jonas
Board Member
Jeff is an eight-time Emmy winner and an influential leader in the sports media industry. Currently, the managing director of global business development for Intel Sports.



Dez Menendez
Board Member
Dez is the Director of Innovation at Colorado College. She began working as a serial entrepreneur at age 23, and the orienting principle of her work is to empower people to lead larger and more creative lives.



Komathi Stem
Board Member
Komathi is an entrepreneurial systems thinker focused on sparking an ecosystem change that accelerates research through greater collaboration across the healthcare ecosystem.



Brad Tompkins
Board Member
Brad is CFO of Furniture For Life with experience in distribution, manufacturing, and technology, in addition to accounting, analytics, systems development, customer service, strategic planning, and finance skills.



Robert Aliota

Advisory Council Member

Robert spent his career building an engineered parts company from a garage start-up to a multinational organization. After selling the business, Robert has focused his efforts on assisting small businesses develop infrastructure and supply chain.



Letitia Black

Advisory Council Member

Letitia owns Evening Star Designs from the Northern Arapaho Tribe of the Wind River Indian Reservation, creating native jewelry and dance outfits using geometric designs. She is also a realty specialist at the Bureau of Indian Affairs.



Amy Graziano

Advisory Council Member

Amy works for the Douglas Land Conservancy, protecting open space in perpetuity for critical wildlife habitats, scenic viewscapes, recreational opportunities, and agricultural operations.



Sarah Johnston

Advisory Council Member

Sarah is passionate about community and co-owns Ellis Walker Art Gallery in western Kentucky, focused on building relationships between artists and community. She also serves as an end-of-life doula, helping clients navigate the end stages of life.



Delise O'Meally, J.D.

Advisory Council Member

Delise is an executive director of the Institute for Sport and Social Justice, responsible for strategic planning, leadership, and operational planning. NCAS addresses issues of diversity, inclusion, gender violence, and decision-making skills.



Edmund Pendleton

Advisory Council Member

Edmund has founded numerous business ventures, primarily in high-tech markets. He currently serves as a board member for Alumni Fidelity and Affinity Lab. In addition, he is a member of the investment advisory board for the GAP Technology Fund.



Elizabeth Poell

Advisory Council Member

Betsy worked as a transfer agent at Oppenheimer Funds, before moving to the Derivatives and Senior Bank Loan settlement desk. She currently spends time with her boys, runs the Pottle Family Foundation, and works with a family investment company.



Meryl Selig

Advisory Council Member

Meryl enjoyed an international and Chicago-based career in advertising and marketing communications prior to moving to Palo Alto in 2006. Since then she has served the community through healthcare programs and community welfare organizations.



Graeme Sharpe

Advisory Council Member

Graeme has over 20 years in employment law, beginning his career at Orrick, Herrington and Sutcliffe. After opening a practice, Graeme conducted his own jury trials, before joining Hyundai Capital as the head of Employee Relations.

In the news

Downloads

- An Intro to Impact Investing
- One Pager
- Pitch Deck
- Executive Summary

Invest in our portfolio and help change the world — one holding at a time.

The current global capitalism structure prioritizes profits over people and the planet. CoPeace is offering a different option – one in which the environment and society are on equal footing with profits. CoPeace is democratizing impact investing, making long-term impact investing available to everyone, regardless of background, race, gender, or income level.



Our world prioritizes profit. We want to prioritize our world.



There is a misconception profits and positive impact are **mutually exclusive**



Investment opportunities in the impact space are **not truly aligned** with achieving impact goals



Direct investment options are not **equally accessible** to all potential investors

Many self-described “impact” investment opportunities available today are not truly aligned with achieving impact goals, prioritizing financial return over effective impact. The CoPeace approach considers all stakeholders, not just shareholders, when making investment decisions. We're breaking the mold because currently no services exist for everyday people to invest in the impact space without a strong understanding of the industry, financial literacy, and personal wealth.

Can you grow your money and do good? Yes, with CoPeace.



Provide an affordable investment option, prioritizing long-term impact, while striving for financial returns
Utilize investor capital to purchase controlling interest in complementary, purpose-driven holdings
Create a path for anyone to participate in impact investing, including communities overlooked in traditional investing

CoPeace is a diversified holding company which invests in growing companies demonstrating positive measurable impact and strong fiscal health. CoPeace's structure provides an affordable, and direct, investment option, prioritizing long-term positive impact, while not surrendering competitive financial returns. Our unique investment approach creates a path for nearly anyone to participate in impact investing, including communities often overlooked in private investing.



Introducing CoPeace – The Impact Holding Company
Watch later
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Our Team – Committed to Your Financial Success

CoPeace is founded and funded by a group of individuals who have decades of experiences across the entrepreneurial, business, and investment industries. As a holding company, we strive to bring diversity of ideas and beliefs to our investment process. The CoPeace Board of Directors and Advisory Council is made up of individuals across more than 16 industries with decades of business and investment experience, offering guidance, opening doors, and championing ideas in industries within their areas of expertise.



The CoPeace executive team with members of the advisory board at an event in Manhattan, N.Y.

Over $1.5M Raised in our recent Private Offering

CoPeace was founded in January of 2018. The film conducted a Regulation D private "friends and family" offering in August 2018. The incredible investors who believed in our vision and process helped CoPeace raise funds to build our initial portfolio and handle the legal and financial sophistication of this new model. In 2019, we made our first three allocations, investing our capital in our portfolio companies and were able to offer cumulative annual dividends to our investors in the first year.

UNCHARTED POWER
POWER, REDEFINED.

A power access company addressing the transmission, monitoring, and storage of power to underserved communities

CoFi PBLLC
A COPEACE COMPANY

Financial consulting services to for-profit companies demonstrating positive social or environmental impact

AST
ADVANCED SUSTAINABLE TECHNOLOGIES

Cleantech company specializing in plasma gasification to process hazardous waste and generate electricity

CoMa PBLLC
A COPEACE COMPANY

Marketing services to for-profit companies demonstrating positive social or environmental impact

We've Got the Street Cred and the Certifications

When you invest your hard-earned dollars in anything, you want to know it isn't going to waste, and it's staying true to the values you believe in. Here's how we'll prove that CoPeace is not only legit, but also going above and beyond other impact investments, for investing your money...

We are a Certified B Corp and PBC. CoPeace meets the highest verified standards of social and environmental performance, transparency, and accountability and is one of only 400 companies worldwide with both B Corp and PBC designation. CoPeace is committed to operating in a radically transparent and honest manner. All investment decisions are carefully selected following stringent data analysis to ensure continued measurable impact and profitability or potential profitability within a reasonable timeline.

Certified B Corporation

BEST FOR COLORADO

SUSTAINABLE DEVELOPMENT GOALS

Here's How It Works

We are a holding company, meaning when you invest in our company, we invest your money to help growing companies through funding and expertise in marketing, operations, and finance, to achieve their goals.

Every single company we work with is actively trying to solve an environmental or social problem – sustainable energy, accessible healthcare, waste management, and more.


HEAD
Identify potential companies with innovative, marketable concepts and strong leadership team
HEART
Target companies combating world problems with measurable impact
MATH
Critically analyze all potential targets through a series of economic models and financial projections focused on identifying positive growth and potential target returns

The CoPeace Head + Heart + Math approach used to identify potential holdings.

Sustainable investing is BOOMING!


72%
of US. population is interested in sustainable investing
85%
of individual investors are interested in sustainable investing
86%
of S&P 500 companies put out sustainability reports – compared to only 20% in 2011

Investments that take into consideration environmental, social and governance (ESG) factors now stand at $12 trillion, according to US SIF's 2018 Report on U.S. Sustainable, Responsible and Impact Investing Trends. That's approximately 1 in 4 dollars of the $46.6 trillion in total assets under professional management in the U.S.


12,000
USD in billions
6,000
2,000
274%
growth in ESG assets since 2012
1995
2012
2018

Want to know what our future looks like?


2018
2019
MAY 2020
SUMMER 2020
Incorporated CoPeace & Seed Funding
Initial Investments
Private Placement Ends
Current Crowd Funding Offering

Without margins, there is no mission. Our portfolio will expand to include 10+ holdings over the next five years. We're aiming for investors to earn upwards of 3% in annual dividends. In addition to earning annual dividends, CoPeace expects to build shareholder value from the increased the value (and therefore the share price) of its investments in positive impact businesses.

CoPeace intends to become a publicly-listed entity on a major stock exchange within the next five years, offering investors liquidity options. Our future impact areas of focus include public health and education, amongst additional environmental sectors.


CURRENT FOCUS
CLIMATE CRISIS SOLUTIONS
CLEANTECH INNOVATION
ECONOMIC EQUALITY
FUTURE FOCUS
PUBLIC HEALTH
EDUCATION
FINANCIAL ACCESSIBILITY

Here's How We Use Your Funds

The funds raised from this Regulation CF will be used to grow the CoPeace portfolio, expand and continue CoPeace operations.


Initial Investments (70%)
Business Operations (15%)
Legal (5%)
Marketing & Advertising (5%)
Reserve (5%)

As a holding company, CoPeace's valuation and impact is a reflection of our cumulative portfolio. Because all of our companies are (currently) privately held, most valuation is based upon advancement in each unique business's valuation, roadmap and development plan. All CoPeace holdings are measured annually for impact and financial performance and reported to investors and the general public.

Join our CoPeace community. Grow your money for good.

If you're ready to join us in the impact investing movement, we're thrilled that we've earned your trust! We appreciate you committing your hard-earned dollars to making a positive impact on the world and potentially, on your bank account.

Investor Q&A

— COLLAPSE ALL

What does your company do?

We want to co-create a world where friends, neighbors, and communities can invest in the change they want to see in the world. We help everyday people grow their money for good, by investing in impact businesses addressing world problems.

Where will your company be in 5 years?

CoPeace intends to build its portfolio to include 10+ holdings and become a publicly-listed entity on a major stock exchange. We're aiming for investors to earn upwards of 3% in annual dividends.

Why did you choose this idea?

CoPeace is short for "Companies of Peace." The name shows our deep desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth.

What is impact investing?

Impact investing is investing in companies that have a core mission to address social and environmental problems in the world. It falls under the umbrella of sustainable investing, which includes all forms of investing that are meant to be less harmful to people and planet. Impact investing is the extreme version of this, where positive impact is valued as importantly as profit.

What is a holding company? How does it work?

As a holding company, we acquire stock of companies under our umbrella and, in exchange, we provide long-term financial and managerial support to these companies, or holdings. This serves several purposes. Through this model, we provide everyone access to investments in private early-stage and growth stage companies. In addition to earning annual dividends of 3%, CoPeace expects to build shareholder value from the increased value of its investments in positive impact businesses. Financially, the holding company supports the growth of the holdings in our portfolio, while improving our overall cash flow and more reliable yearly returns. Structurally, it protects from losses and fosters the continued success of CoPeace as a whole. From an impact perspective, this model allows us to craft a portfolio of companies working towards complementary missions in any given social or environmental subsector, and ultimately to amplify our collective impact output.

Why a holding company?

The advantages of a holding company model are many. For new and growing companies, permanent capital is everything. We believe the holding company strategy is superior to a fund as it affords both a longer-term investment horizon and provides a natural way to ensure that mission remains durable in each enterprise. While the investment horizon of private equity is far better than the drive for quarterly numbers of a public company, the need for a liquidity event with private equity can conflict with planning much beyond the typical hold period of 5-7 years. Healthy enterprises often need to make smart business investment decisions that take time to pay off. The holding company model provides a shield against shorter-term thinking.
The holding company model is time-tested and has been used by many successful and widely-recognized companies to date including, of course, Warren Buffet's Berkshire Hathaway. CoPeace is the first to apply this model on a large scale to impact investing and mission-driven companies.

How does CoPeace manage its holdings?

CoPeace seeks holdings that already have a strong and effective management team, with the intention to simply support and elevate that company's performance. CoPeace provides a unique level of financial sophistication that develops optimal models through a series of qualitative and quantitative analyses. These include impact assessments, econometric forecasts, and industry-specific capital structure and growth strategies. CoPeace also brings extensive marketing and leadership backgrounds, as well as an extensive bench of high-quality executives, that will be available to the holdings, if those skill sets are warranted.

How is a CoPeace investment valued?

The value of CoPeace, as a holding company, will be dictated by the growth and value of the impact companies it acquires or invests in as holdings. In addition to seeking investor returns of earning cumulative annual dividends of 3%, CoPeace expects to build shareholder value from the growth of its holdings individually and as part of the CoPeace umbrella as a whole and any cash flow they generate.

Financials

CoPeace has financial statements ending December 31 2019. Our cash in hand is $153,748, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $68,923.43/month.

At a Glance

January 1 to December 31



$0
Revenue



-$931,872
Net Loss


IOU!

$299,301 +23%
Short Term Debt



$0
Raised in 2019



$153,748
Cash on Hand
As of 05/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We want to co-create a world where friends, neighbors, and communities can invest in the change they want to see in the world. We help everyday people grow their money for good, by investing in impact businesses addressing world problems.

CoPeace intends to build its portfolio to include 10+ holdings and become a publicly-listed entity on a major stock exchange. We're aiming for investors to earn upwards of 3% in annual dividends.

The company invests in and intends to run subsidiaries in which they have at least a 50% or more voting control. They expect several new subsidiaries to be announced as updates during the campaign. Like Berkshire Hathaway, 40% of the company assets can be allocated in a strategic, non-majority way and 60% of the company assets need to be in subsidiaries the company controls 50% or more of the voting shares. Uncharted Power is a strategic investment and the company is evaluating several new subsidiaries in partnership in which the company may have 50% or more control in the future.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CoPeace PBC was incorporated in the State of Delaware in May 2018.

Reasons to invest:

- ⚖ Democratized investing so everyone has a chance to participate
- ▯ Own company shares, have voting rights, and have the potential to earn annual dividends
- ▯ A Public Benefit Corporation and Certified B Corp
- ⚡ Grow your money while supporting businesses achieving positive impact
- ▯ A community of like-minded investors, changing the world through positive impact investing
- ▯ Channel your funds where our future is – a forward-thinking portfolio

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $565,192, including $167,760 in cash. As of December 31, 2018, the Company had $196,212 in total assets, including $115,594 in cash.

- *Net Loss.* The Company has had net losses of $931,872 and net losses of $309,553 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $229,883 for the fiscal year ended December 31, 2019 and $242,925 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,686,060 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CoPeace PBC cash in hand is $153,748, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $68,923.43/month, for an average burn rate of $68,923.43 per month. Our intent is to be profitable in 18 months.

CoPeace PBC raised an additional $200,000 through a Regulation D offering in 2020. COVID-19 pandemic affected the global economy beginning January 2020. CoPeace received a Payroll Protection Plan grant of $71,838.71. CoPeace reduced monthly contractor salaries by $7,600/month. Short-term loan from the founder of CoPeace of $50,000 was given May 1, 2020.

CoPeace PBC is a holding company. Its business model is to raise capital from investors and to invest in companies that have measurable environmental and social impact. As an early stage impact driven holding company, CoPeace expects to have operating costs consistent with the last three months plus the added costs of marketing, investor relations, and public relations associated with supporting the Regulation CF campaign and future rounds of capital raising.

Because we are a completely virtual company, our regular costs of operation (excluding the costs of fundraising) should remain relatively fixed as we do not contemplate significant increases in headcount and independent contractors over time. During the next 3-6 months we will be adding a commission-only based sales team that will be marketing the services of our wholly-owned subsidiaries, CoPeace Finance (CoFi) and CoPeace Marketing (CoMA). This new initiative is expected to produce approximately $100K-$200K in net cash flow (revenue less expenses) in 2020 with further increases over time as the new sales efforts gain traction.

Given the early stage of CoPeace's evolution, operating expenses as a percentage of capital raised are expected to be high as we raise capital to fund operations and continue to build our investment holdings. We expect operating expenses as a percentage of capital raised to decline over time to 10% of capital raised by 2022. Continuous capital raising and future cash flow from our investments and wholly-owned subsidiaries are expected to offset operating expenses and provide funds for dividend payments and future investments. As our investment portfolio continues to grow and mature, the company is expected to become self-sustaining solely by the cash flow generation from company investments and fee income from our subsidiaries.

CoPeace is actively seeking strategic investment partners. Should such partnership opportunities become actionable the company would raise additional capital via a Regulation D 506(c) private offering, the timing of which is indeterminate and subject to further exploration. Additionally, the founder is fully committed to the success of CoPeace and is prepared to provide additional liquidity to the company if needed. The CoPeace business model is highly dependent upon future fundraising activities and the company expects to continue to actively raise equity capital to build out the holding company portfolio. Following a successful Regulation CF funding CoPeace is preparing for a Regulation A+ Tier 2 offering in the fall of 2020.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A	**Gross Margin:** N/A	**Return on Assets:** -165%
Earnings per Share: -$4.36	**Revenue per Employee:** $0	**Cash to Assets:** 30%
Revenue to Receivables: ~	**Debt Ratio:** 53%	

CoPeace 2018-2019 Reviewed Financial Statements issued .pdf

Risks

1 The offering price has been arbitrarily set by the Company.

The offering price of the stock was arbitrarily set by the Company. No independent investment banking firm was retained to assist in determining the offering price. The offering price may not bear any relation to the actual value in the future. Among the factors considered in determining the price were estimates of the prospects of the Company, the background and capital contributions of Management, and current market conditions.

2 The success of this Offering is highly dependent on the success of our marketing or other ability to attract investors.

The Company is aware of the need to significantly grow its existing investor base. We have built our team strategically around this challenge, so that we can execute an effective marketing and public relations campaign, in order to grow our database to attract potential investors.

3 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4 There is no guarantee of return or payment of dividends.

No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Further, while the Shares offered in this Offering carry a 3.0% annual, cumulative, preferential dividend, there is no guarantee that the Company can or will pay the preference in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

5 We have not retained an independent party to sell the Offering and the failure of our officers to sell the Offering may result in a shortage of operating funds.

Officers of the Company are offering our shares on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all, or a portion, of the Shares and there is no assurance that we can sell all or any of the Shares. Further, if we had hired an underwriter, placement agent, or other independent person to sell the Offering, that person would have conducted an independent due diligence examination into our business, but since we have not done so, investors are not able to rely on the results of any such examination.

6 The Company may require further investment.

The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then-existing shareholdings may result. If the Company is not able to obtain additional capital on acceptable terms, or at all, it may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

7 You will not get to decide which companies we acquire or otherwise invest in.

This is a "blind pool" offering because we have not yet identified all of the companies we will acquire with the offering proceeds and we have a limited operating history. You will not be able to evaluate our investments prior to purchasing Shares. We may change our investment policies without stockholder consent, which could result in investments that are different from those described in this Form C.

8 There is no guarantee our subsidiaries or other holdings will be successful.

Our success will depend on the success of our subsidiaries. If our subsidiaries are not successful, this would affect the value of your investment and the payment of dividends. We may not be able to develop companies that will become profitable or that are able to remain profitable. We may also invest in companies that end up losing money. Even if one of our companies is successful, we may lose money in others.

9 Certain factors may affect future success.

Any continued future success that the Company might enjoy will depend upon many factors including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory environment that makes it more difficult to operate as planned; our ability to find suitable portfolio companies that both meet our social impact metrics standards and are willing to sell a majority interest in their businesses to us; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon our business, operating results, and financial condition

10 The Company has not yet commenced full operations.

The Company was incorporated as a Delaware public benefit corporation on May 30, 2018. Its largest single acquisition so far is a company that has not yet commenced full operations. Because the Company's portfolio is still in the development stage, it has not yet earned any revenues or produced any profits. There is no assurance that it will ever earn revenues or produce profits. As a new enterprise, the Company is likely to be subject to risks its management has not anticipated. It is possible that the proceeds from this Offering and other resources may not be sufficient for the Company to continue to finance its operations.

11 The Company's operating costs may rise.

The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen issues or conditions could cause operating costs to rise substantially. For example, an increase in employee or independent contractor costs or in other operating costs could cause the Company to be unprofitable and unable to pay dividends or interest.

12 The Company is subject to ongoing compliance with various laws and regulations.

The Company and its subsidiaries will be subject to laws in various jurisdictions, including the United States and many other jurisdictions where it may have a business presence. Existing and future legislation, regulation, and actions could cause additional expense, capital expenditure and restrictions and delays in the activities of the Company, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of the Company's activities or services. In addition, the Company may have to defend itself against legal proceedings related to its compliance with laws, which could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

13 The Company's officers, directors and key persons will continue to have substantial control over the Company after the Offering.

Officers, directors and key persons hold a vast majority of the voting power of the outstanding shares of the Company's capital stock, and will continue to hold such a majority even if the maximum amount of Shares is sold in this Offering.

14 Because there is no market for the Company's stock, you may not be able to sell your shares.

There is currently no, and there may never be any, secondary market trading in the Shares, and investors' ability to sell their Shares are further limited by transfer restrictions under applicable securities laws and the terms of the subscription agreement. Investors may never be able to sell their Shares or recover any part of your investment, unless the Company conducts a subsequent public offering or a sale of the Company or its assets, none of which things the Company has any current plans to do.

15 Revisions to Use of Proceeds may occur.

It is possible that our current projected use of the proceeds (as further detailed in the "Use of Proceeds" section below) will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

16 The Company may not successfully manage its growth.

As set out in this document, the Company intends to carry out certain expansion strategies. The Company's growth and future success will be dependent to some extent on the successful completion of the expansion strategies and the sufficiency of demand for the Company's products and services. The execution of the Company's expansion strategies may also place a strain on its managerial, operational and financial reserves. Should the Company fail to implement such expansion strategies or should there be insufficient demand for the Company's products and services, the Company's business operations, financial performance and prospects may be adversely affected.

17 Litigation may arise.

Legal proceedings, with or without merit, may arise from time to time in the course of the Company's business. The Company cannot preclude litigation being brought against the Company and any litigation brought against the Company could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

18 The Company's officers and directors have limited experience managing a company in this business.

While several of our officers and directors have experience managing a development stage enterprise, our officers and directors have limited experience managing a holding company of this type. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel.

19 The Company's status as a public benefit corporation may not result in the benefits that it anticipates.

The Company is a public benefit corporation under Delaware law. As a public benefit corporation the Company is required to balance the financial interests of its shareholders with the best interests of those stakeholders materially affected by its conduct, including particularly those impacted by the specific benefit purpose set forth in the Company's articles of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with the Company's related obligations could negatively impact its ability to provide the highest possible return to shareholders.

As a public benefit corporation, the Company is required to publicly disclose a report at least biennially on its overall public benefit performance and on its assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or is unable to provide this report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed.

20 The Company's directors are required to consider factors other than financial interest of shareholders.

The Company is a benefit corporation, and accordingly its directors have a legal duty to consider, in addition to the financial interests of its shareholders, the social and environmental impacts of its actions, including as such actions affect the Company's employees and other service providers, business partners, customers, editors and user community. Therefore, the Company's directors may, consistent with their legal duties, take actions that are contrary to the financial interests of its shareholders, and its shareholders will have no recourse against the Company or its directors for taking such actions.

21 Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. The kinds of permits, licenses and certificates required in our operations depend upon a number of factors. If we fail to comply with these regulations, our cash flow and profitability could be adversely affected, and we could be subject to civil or criminal liability, damages and fines.

22 Development and construction of new projects and expansions may not commence as anticipated, or at all. Development and construction involves many risks including: difficulties in identifying, obtaining and permitting suitable sites for new projects;

- the inaccuracy of our assumptions with respect to the cost of and schedule for completing construction;

- difficulty, delays or inability to obtain financing for a project on acceptable terms;

- delays in deliveries of, or increases in the prices of, equipment sourced from other countries;

- permitting and other regulatory issues, license revocation and changes in legal requirements;

- labor disputes and work stoppages;

- unforeseen engineering and environmental problems;

- interruption of existing operations;

- unanticipated cost overruns or delays; and

- weather interferences and catastrophic events including fires, explosions, earthquakes, droughts, pandemics and acts of terrorism.

In addition, new facilities have no operating history and may employ recently developed technology and equipment. A new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility... more

23 The Company may not be able to effectively control the timing and costs relating to the acquisition and maintenance of properties, which may adversely affect the Company's operating results and the its abilitv to make a return on its investment or disbursements of dividends or interest to our shareholders. Nearly all of the plants to be acquired by the Company will require some level of maintenance construction immediately upon their acquisition or in the future in order to create Waste-To-Energy plants. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair, maintenance and construction work, and the Company will be exposed to all of the risks inherent in property maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If the Company's assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, the Company's operating results and ability to make distributions to our Shareholders may be adversely affected.

24 The costs of defending against claims of environmental liability. of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our shareholders. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or… more

25 The waste industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected. Demand for our products and services is vulnerable to economic downturns and industry conditions. These factors include, but are not limited to: the cyclical nature of our industry, inflation, geopolitical issues, the availability and cost of credit, volatile oil and natural gas prices, low business and consumer confidence, high unemployment and energy conservation measures.

26 Compliance with existing or future regulations and/or enforcement of such regulations may restrict or change our operations, increase our operating costs, or require us to make additional capital expenditures expenditures. Our waste and energy services are subject to extensive environmental laws and regulations by federal, state, and local authorities, primarily relating to air, energy, waste and water. A substantial portion of the demand for our products and services is from electric power generating companies and waste management customers. The demand for our products and services can be influenced by governmental legislation setting requirements for utility related operations, emissions and environmental impacts. The legislative process is unpredictable and includes a platform that continuously seeks to increase the restrictions on power producers. Potential legislation limiting emissions from power plants, including carbon dioxide, could affect our markets and the demand for our products and services related to power generation. We cannot predict all of the environmental requirements or circumstances that will exist in the fun1re but anticipate that environmental control and protection standards will become increasingly stringent and costly.

27 Our operations are initially concentrated in one or a small number of regions and expose us to regional and economic or market fluctuations. Adverse economic developments in this region could affect regional waste and generation rates and demand for waste management or energy services provided by us. Adverse market developments caused by additional waste processing capacity in this region could adversely affect waste disposal pricing. Either of these developments could have a material adverse effect on our profitability and cash generation.

Our revenues, earnings, and cash flows will fluctuate based on changes in commodity prices for energy, waste disposal and recycled materials. Certain number of our competitors in these markets are vertically- integrated companies, which includes waste collection operations or generation plants and thus have the ability to control supplies of waste or energy which may restrict our ability to offer services at attractive prices. Our business does not include traditional waste collection operations. If a long-term contract expires and is not renewed or extended by a client community, our percentage of contracted processing capacity will decrease and we will need to compete in the regional market for waste supply at t11e facilities we own, from both municipal and commercial services. At that point, we will compete on price with landfills, transfer stations and other waste technologies that are then offering disposal or other services in the region.

28 Our long-term success depends, in part, on our ability to operate in, and expand the sales of our services and products to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations. We currently maintain offices and have personnel in Israel, and we eventually intend to expand our international operations. Any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States.

These risks include:

- unexpected costs and errors in the localization of our products, including translation into foreign languages and adaptation for local practices and regulatory requirements;
- lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs, and other barriers;
- unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
- difficulties in managing systems integrators and technology partners;
- differing technology standards;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations and differing employer/employee relationships;
-

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fluctuations in exchange rates that may increase the... more

29 Hanan Levin is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

30 Our business, results of operations and financial condition may be adversely affected by pandemic infectious diseases, particularly the recent novel coronavirus strain known as COVID-19. Pandemic infectious diseases, such as the current COVID-19 strain, may adversely impact our business, consolidated results of operations and financial condition. The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The extent to which COVID-19 impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response. COVID-19, as well as measures taken by governmental authorities to limit the spread of this virus, may interfere with the ability of our employees, and other business providers to carry out their assigned tasks or services at ordinary levels of performance relative to the requirements of our business, which may cause us to materially curtail certain of our business operations. We require additional funding and such funding may not be available to us as a result of contracting capital markets resulting from the COVID-19 pandemic. Any of these events could... more

31 This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Craig Jonas	Chief Executive Officer @ CoPeace PBC	2018
Meg Masten	Chief Relationship Officer @ CoPeace PBC	2018
Sarah England	Vice Chair, Research Dept of Obstetrics and Gynecology @ Washington University School of Medicine	2019
Jeff Jonas	Managing Director, Global Business Development @ Intel Sports	2018
Amanda Menendez	Director of Innovation @ Colorado College	2018
Brad Tompkins	Chief Financial Officer @ Furniture for Life	2018
Ed Tepper	COO @ CoPeace	2020
Komathi Stem	COO @ Glooko, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Craig Jonas	President CEO Treasurer	2018
Meg Masten	Chief Relationship Officer	2018
Ed Tepper	COO	2020
Hanan Levin	CFO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Craig Jonas	188,500 Common stock	88.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
09/2020	$50,000	Loan
08/2020	$50,000	Loan
	$189,480	Priced Round
05/2020	$71,755	Loan
05/2020	$50,000	Loan
08/2018	$75,000	Priced Round
06/2020	$1,336,060	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Craig Jonas	05/01/2020	$50,000	$50,000	0.0%	12/31/2020	Yes
US Bank SBA Payroll Protection Loan	05/01/2020	$71,755	$71,851	1.0%	04/27/2022	Yes
Craig Jonas	08/24/2020	$50,000	$50,000	0.0%	12/31/2021	Yes
Craig Jonas	09/24/2020	$50,000	$50,000	0.0%	12/31/2021	Yes

Related Party Transactions

Name	Shelley L. Tepper
Amount Invested	$25,000
Transaction type	Priced Round
Issued	01/03/2020
Relationship	Sister of COO

Name	Shelley L. Tepper
Amount Invested	$25,000
Transaction type	Priced Round
Issued	04/14/2020
Relationship	Sister of COO

Name	Edward Tepper
Amount Invested	$250,000
Transaction type	Priced Round
Issued	12/19/2019
Relationship	COO and Board Director

Name	Petruconis Family Trust
Amount Invested	$25,000
Transaction type	Priced Round
Issued	01/27/2019
Relationship	Parents of CRO

Name	Jeffrey J. Jonas Revocable Trust
Amount Invested	$50,000
Transaction type	Priced Round
Issued	08/06/2018
Relationship	Board Director and Brother of CEO

Name	Meg Masten and Jason Masten as community property
Amount Invested	$25,000
Transaction type	Priced Round
Issued	08/06/2018
Relationship	Board Secretary/CRO and Husband of CRO

Name	Bradley Tompkins
Amount Invested	$50,000
Transaction type	Priced Round
Issued	10/31/2018
Relationship	Board Director

Name	Sarah England
Amount Invested	$25,000
Transaction type	Priced Round
Issued	10/02/2019
Relationship	Board Director

Name	Craig Jonas
Amount Invested	$275,000
Transaction type	Priced Round
Issued	06/01/2018
Relationship	Founder/CEO/Chair of Board

Name	Elizabeth Jonas and Scott Jonas
Amount Invested	$10,000
Transaction type	Priced Round
Issued	06/02/2020
Relationship	brother and sister-in-law of CEO

Name	Komathi Stem
Amount Invested	$10,000
Transaction type	Priced Round
Issued	06/17/2020
Relationship	Board Director

Name	Craig Jonas
Amount Invested	$50,000
Transaction type	Loan
Issued	05/01/2020
Outstanding principal plus interest	$50,000 as of 06/2020
Interest	0.0 per annum
Maturity	12/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Name	Craig Jonas
Amount Invested	$50,000
Transaction type	Loan
Issued	08/24/2020
Outstanding principal plus interest	$50,000 as of 10/2020
Interest	0.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Craig Jonas
Amount Invested	$50,000
Transaction type	Loan
Issued	09/24/2020
Outstanding principal plus interest	$50,000 as of 10/2020
Interest	0.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Use of Funds

$50,040	Acquisitions/future holdings: 80% Marketing: 15% Wefunder intermediary fee: 5%
$1,069,920	Acquisitions/future holdings: 70% Compensation to executives, employees and contractors: 10% Legal/Insurance: 2.5% Marketing: 5% Operations: 2.5% Reserve: 5% Wefunder intermediary fee: 5%

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series A Preferred Stock	50,000	13,694	Yes
Series B Preferred Stock	50,000	0	Yes
Common Stock	400,000	200,000	Yes

The Funding Portal

CoPeace is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.